Request for Acceleration of Effective Date of

Registration Statement of OFI STEELPATH SERIES TRUST, on behalf of its series

Oppenheimer SteelPath MLP & Energy Infrastructure Fund

Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

October 17, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	OFI SteelPath Series Trust – Oppenheimer SteelPath MLP & Energy Infrastructure Fund
Registration Statement on Form N-1A
File Nos. 333-219598 and 811-23277

To the Securities and Exchange Commission:

OFI SteelPath Series Trust (the “Registrant”) and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby respectfully request the acceleration of the Registrant’s referenced Registration Statement on Form N-1A to Friday, October 20, 2017, at or before 3 p.m., or as soon as possible thereafter.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OFI SteelPath Series Trust

By:	/s/ Cynthia Lo Bessette
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Cynthia Lo Bessette, Secretary and Chief Legal Officer

OppenheimerFunds Distributor, Inc.

By:	/s/ Jennifer Foxson
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Jennifer Foxson, Secretary